UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

Danaos Corporation

c/o Danaos Shipping Co. Ltd.

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Secretary

011 030 210 419 6480

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Company’s (i) Registration Statements on Form F-3 (Reg. No. 333-230106) and (Reg. No. 333-226096) filed with the SEC on March 6, 2019, (ii) Registration Statement on Form F-3 (Reg. No. 333-174494) filed with the SEC on May 25, 2011, (iii) Registration Statement on Form F-3 (Reg. No. 333-147099), the related prospectus supplements filed with the SEC on December 17, 2007, January 16, 2009 and March 27, 2009, (iv) Registration Statement on Form S-8 (Reg. No. 333-138449) filed with the SEC on November 6, 2006 and the reoffer prospectus, dated November 6, 2006, contained therein and (v) Registration Statement on Form F-3 (Reg. No. 333-169101).

Reverse Stock Split

On May 1, 2019, Danaos Corporation (the “Company”) filed an amendment to its Restated Articles of Incorporation to effectuate a reverse stock split of the Company’s issued and outstanding shares of common stock, par value of $0.01 per share. A copy of the amendment is attached hereto as Exhibit 4.1.

Effective as of the opening of trading on May 2, 2019, the Company effected a one-for-fourteen reverse stock split of its shares of common stock. The reverse stock split was approved by stockholders at the Company’s Special Meeting of Stockholders held on March 5, 2019 and authorized by the Company’s Board of Directors on April 16, 2019. The reverse stock split reduced the number of outstanding shares of the Company’s common stock from 213,324,455 to 15,237,456 and affected all outstanding shares of common stock. No fractional shares were issued in connection to the reverse split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share.

The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock split. The Company’s post-reverse split common shares have a new CUSIP number, Y1968P 12 1, and continue to trade on the New York Stock Exchange under the symbol “DAC”.

A copy of the new form of stock certificate for the Company’s post-reverse stock split shares of common stock is attached hereto as Exhibit 4.2.

EXHIBIT INDEX

4.1	Articles of Amendment to Restated Articles of Incorporation
4.2	Form of Common Stock Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2019

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
Name:	Evangelos Chatzis
Title:	Chief Financial Officer